Exhibit 99.7

CONSENT OF AJM PETROLEUM CONSULTANTS

To:  The Board of Directors of Provident Energy Ltd.

Reference:                   Renewal Annual Information Form and Form 40F of Provident Energy Trust (the "Trust")

Dear Sirs:

We refer to the renewal annual information form of Provident Energy Trust (the "Trust") dated March 19, 2010 (the "AIF") and the Form 40-F of the Trust.

AJM Petroleum Consultants ("AJM") was engaged to evaluate the oil and natural gas reserves in respect of certain properties held by Provident Energy Ltd.  We understand that the AIF and Form 40-F contain references to the AJM Report dated March 1, 2010 effective December 31, 2009 (the "Report"), and to our having evaluated the oil and natural gas reserves in respect of these properties.  Summaries of and excerpts from the Report are included in the Form 51-101F1.  The AIF and Form 40-F contain reference to the Form 51-101F1 and to Form 51-101F2 of AJM dated March 1, 2010.

We hereby consent to the use of our name and reference to the said Report in the AIF and
Form 40-F.

Dated this 19th day of March 2010.

Yours very truly,

AJM Petroleum Consultants

Signed By:  Douglas S. Ashton

Douglas S. Ashton, P. Eng.
Vice President Engineering